ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Investment Trust		87118117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 9, 2018	December 15, 2017 to December 15, 2018	/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

UBS Money Series

is changed to:

UBS Series Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER No. 12

INSURED		BOND NUMBER

UBS Investment Trust		87118117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 9, 2018	December 15, 2017 to December 15, 2018	/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  UBS Ultra Short Income Fund, a series fund of:
UBS Series Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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UBS CHICAGO AND NEW YORK FUND CLUSTERS

(CERTAIN REGISTERED INVESTMENT COMPANIES

ADVISED OR MANAGED BY

UBS ASSET MANAGEMENT (AMERICAS) INC.)

AGREEMENT BY AND AMONG

JOINTLY INSURED PARTIES

THIS AGREEMENT is made effective as of December 15, 2017, as amended as of March 9, 2018 (to reflect the addition of another entity, UBS Ultra Short Income Fund, a series of UBS Series Fund (formerly known as UBS Money Series)), by and among the following registered investment companies, which are referred to herein individually as a “Fund” and collectively as the “Funds” or the “insured parties”:  PACE® SELECT ADVISORS TRUST, a series fund consisting of PACE Government Money Market Investments, PACE Mortgage-Backed Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments, PACE Municipal Fixed Income Investments, PACE Global Fixed Income Investments, PACE Large Co Value Equity Investments, PACE Large Co Growth Equity Investments, PACE Small/Medium Co Value Equity Investments, PACE Small/Medium Co Growth Equity Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments, PACE Alternative Strategies Investments, PACE High Yield Investments and PACE Global Real Estate Securities Investments; UBS INVESTMENT TRUST, a series fund consisting of UBS U.S. Allocation Fund; UBS SERIES FUNDS, a series fund consisting of Limited Purpose Cash Investment Fund, UBS Liquid Assets Government Fund, UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Tax-Free Investor Fund, UBS Select Treasury Capital Fund, UBS Select Government Preferred Fund, UBS Select Government Institutional Fund, UBS Select Government Investor Fund, UBS Select Government Capital Fund, UBS RMA Government Money Market Fund, UBS Prime Reserves Fund, UBS Prime Preferred Fund, UBS Prime Investor Fund and UBS Ultra Short Income Fund; MASTER TRUST, a series fund consisting of Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund, Government Master Fund, and Prime CNAV Master Fund; SMA RELATIONSHIP TRUST, a series fund consisting of Series G, Series M, Series S and Series T; THE UBS FUNDS, a series fund consisting of UBS U.S. Small Cap Growth Fund, UBS Emerging Markets Equity Fund, UBS Global Allocation Fund, UBS Dynamic Alpha Fund, UBS U.S. Sustainable Equity Fund, UBS International Sustainable Equity Fund, UBS Total Return Bond Fund and UBS Municipal Bond Fund; UBS RELATIONSHIP FUNDS, a series fund consisting of UBS Global Corporate Bond Relationship Fund, UBS-HALO Emerging Markets Equity Relationship Fund, UBS International Equity Relationship Fund, UBS High Yield Relationship Fund, UBS Credit Bond Relationship

Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic Loan Relationship Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund and UBS U.S. Equity Alpha Relationship Fund.

WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the “Act”);

WHEREAS, the insured parties are named as insureds under a joint fidelity bond (the “Bond”); and

WHEREAS, the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties;

NOW, THEREFORE, it is agreed as follows:

1.                                      In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other insured parties, each Fund shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2.                                      The obligations of a Fund under this Agreement are not binding upon any of the board members of a Fund or Fund shareholders individually, but are binding only with respect to the assets of that Fund.

3.                                      The insured parties consent to having any other registered investment company for which UBS Asset Management (Americas) Inc. serves as manager, investment adviser, administrator or investment sub-adviser become a party to this Agreement.

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

PACE SELECT ADVISORS TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INVESTMENT TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

2

UBS SERIES FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MASTER TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

SMA RELATIONSHIP TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

THE UBS FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RELATIONSHIP FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

3

ASSISTANT SECRETARY’S CERTIFICATE

I, Keith A. Weller, being the duly appointed Vice President and Assistant Secretary of each registered investment company named on Appendix A attached hereto (each, a “Fund”), hereby certify that the resolutions set forth below were approved in accordance with each Fund’s Declaration of Trust (or Trust Instrument), by its Board of Trustees (“Board”) on March 9, 2018, and that such resolutions constitute a valid action of the Board of each respective Fund:

RESOLVED, that, as discussed at this meeting, the amendments to the Funds’ Joint Fidelity Bond (“Fidelity Bond”) and Joint Fidelity Bond Agreement (“Agreement”) to reflect the name change of UBS Money Series to UBS Series Funds be, and they hereby are, approved; and be it further

RESOLVED, that, as discussed at this meeting, the addition of UBS Series Funds—UBS Ultra Short Income Fund (the “New Fund”) to the Fidelity Bond and the Agreement be, and it hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the expected value of the assets of the New Fund, the type and terms of the arrangements made for the custody and safekeeping of assets of the New Fund, and the nature of the securities in the New Fund’s portfolio; and be it further

RESOLVED, that the Board, including a majority of the Independent Board Members, hereby approves any payment by the Fund of the premium for coverage under the Fidelity Bond, in the amount described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds under the Fidelity Bond, the nature of the business activities of such other parties, the amount and premium of the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to cause the Fund to pay its ratable allocation of the annual premium payable with respect to the Fidelity Bond and to enter into and execute, on behalf of the

Fund, an agreement reflecting the provisions of the Fidelity Bond and relating to the sharing of premiums and division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and be it further

RESOLVED, that the Secretary of each Fund be, and hereby is, designated as the officer to make filings with the Securities and Exchange Commission and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and be it further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized and directed to amend the Fidelity Bond and the Agreement, and to take such further steps and to prepare, execute and file, as appropriate, such other documents, as he or she may deem to be necessary or appropriate to implement the foregoing resolutions.

Dated as of March 16, 2018

/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

Appendix A

PACE Select Advisors Trust, a series fund consisting of:

PACE Alternative Strategies Investments

PACE Global Fixed Income Investments

PACE Global Real Estate Securities Investments

PACE Government Money Market Investments

PACE High Yield Investments

PACE Intermediate Fixed Income Investments

PACE International Emerging Markets Equity Investments

PACE International Equity Investments

PACE Large Co Growth Equity Investments

PACE Large Co Value Equity Investments

PACE Mortgage-Backed Securities Fixed Income Investments

PACE Municipal Fixed Income Investments

PACE Small/Medium Co Growth Equity Investments

PACE Small/Medium Co Value Equity Investments

PACE Strategic Fixed Income Investments

UBS Investment Trust, a series fund consisting of:

UBS U.S. Allocation Fund

UBS Series Funds, a series fund consisting of:

UBS Ultra Short Income Fund

Limited Purpose Cash Investment Fund

UBS Liquid Assets Government Fund

UBS Prime Investor Fund

UBS Prime Preferred Fund

UBS Prime Reserves Fund

UBS RMA Government Money Market Fund

UBS Select Government Capital Fund

UBS Select Government Investor Fund

UBS Select Government Institutional Fund

UBS Select Government Preferred Fund

UBS Select Prime Investor Fund

UBS Select Prime Institutional Fund

UBS Select Prime Preferred Fund

UBS Tax-Free Reserves Fund

UBS Tax-Free Preferred Fund

UBS Select Treasury Institutional Fund

UBS Select Treasury Preferred Fund

UBS Select Treasury Capital Fund

UBS Tax-Free Investor Fund

UBS Select Treasury Investor Fund

Master Trust, a series fund consisting of:

Government Master Fund

Prime CNAV Master Fund

Prime Master Fund

Treasury Master Fund

Tax-Free Master Fund